                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

  X      Annual report pursuant to Section 15(d) of the Securities Exchange Act
-----      of 1934 (No fee required)

For the fiscal year ended March 31, 2001
                          ----------------------------------

or


         Transaction report pursuant to Section 15(d) of the Securities Exchange
-----      Act of 1934 (No fee required)

         For the transaction period from ___________ to _________

         Commission file number 0-14379
                                ----------------------------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below Tucker Federal Savings and Loan Association
                                    -------------------------------------------
401(K) Savings and Employees Stock Ownership Plan, 4419 Cowan Road, Tucker,
----------------------------------------------------------------------------
Georgia 30084-4441
---------------------

         B. Name of insurer of the securities held pursuant to the plan and the address of its principal executive office Eagle Bancshares, Inc. 4419 Cowan
                                          ----------------------------------
Road, Tucker, Georgia 30084-4441
-----------------------------------

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION 401(K) AND ESOP Plan
                ----------------------------------------------------------------
                                                  (Name of Plan)



Date  October 1, 2001               By /s/ Ernest F. Ritter, Jr.
      ------------------               -------------------------
                                       Ernest F. Ritter, Jr.
                                       Sr. Vice President

                             EAGLE BANCSHARES, INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


                              FINANCIAL STATEMENTS
                             MARCH 31, 2001 AND 2000

                             EAGLE BANCSHARES, INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                              FINANCIAL STATEMENTS
                             MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                    CONTENTS



INDEPENDENT AUDITOR'S REPORT


FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Benefits

    Statements of Changes in Net Assets Available for Benefits

    Notes to Financial Statements


SUPPLEMENTARY SCHEDULES:

    Form 5500 - Schedule of Assets Held for Investment Purposes

                          INDEPENDENT AUDITOR'S REPORT



To The Administrative Committee of the
     Eagle Bancshares, Inc. 401(k) Savings
     and Employee Stock Ownership Plan

        We have audited the accompanying statements of net assets available for benefits of the EAGLE BANCSHARES, INC. 401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN (the "Plan") as of March 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based upon our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee

Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



     /s/ Windham Brannon, P.C.

Atlanta, Georgia
August 24, 2001

                             EAGLE BANCSHARES, INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                 MARCH 31, 2001
--------------------------------------------------------------------------------




                                                                      Non-
                                               Participant         Participant
                                                Directed            Directed              Total
                                               -----------         -----------         -----------
ASSETS:
  Cash                                         $    69,120         $   129,042         $   198,162
                                               -----------         -----------         -----------
  Investments at fair value:
    Shares of Paine Webber Trust
      Company pooled trust:
      Balanced portfolio                           668,297                  --             668,297
      Capital growth portfolio                     167,712                  --             167,712
      Guaranteed insurance contract
        portfolio                                  814,417                  --             814,417
      S&P 500 Index portfolio                      880,733                  --             880,733
      Overseas equity portfolio                    658,036                  --             658,036
      Small company growth portfolio               142,221                  --             142,221
      Strategic bond portfolio                      18,582                  --              18,582
    Eagle Bancshares, Inc. common stock          1,281,284           3,378,753           4,660,037
                                               -----------         -----------         -----------

        Total Investments                        4,631,282           3,378,753           8,010,035
                                               -----------         -----------         -----------

  Employer contribution receivable                 226,574             317,358             543,932
                                               -----------         -----------         -----------

        Total Assets                             4,926,976           3,825,153           8,752,129
                                               -----------         -----------         -----------

LOANS PAYABLE                                           --          (1,771,020)         (1,771,020)

INTEREST PAYABLE                                        --            (124,481)           (124,481)

EXCESS CONTRIBUTIONS PAYABLE                        (1,553)                 --              (1,553)
                                               -----------         -----------         -----------

NET ASSETS AVAILABLE FOR
  BENEFITS                                     $ 4,925,423         $ 1,929,652         $ 6,855,075
                                               ===========         ===========         ===========


   The accompanying notes are an integral part of these financial statements.

                             EAGLE BANCSHARES, INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                 MARCH 31, 2000
--------------------------------------------------------------------------------




                                                             Non-
                                          Participant     Participant
                                           Directed        Directed           Cash             Total
                                          ----------      -----------       --------       ------------
ASSETS:
  Cash                                    $      178      $    88,988       $ 31,585            120,751
                                          ----------      -----------       --------       ------------

  Investments, at fair value:
    Shares of registered investment
    companies:
      MassMutual Guaranteed Interest
        Fund II                              893,434               --             --            893,434
      MassMutual Balanced Fund               797,142               --             --            797,142
      MassMutual Core Equity Fund          1,139,836               --             --          1,139,836
      MassMutual International
        Equity Fund                          876,542               --             --            876,542
    Eagle Bancshares, Inc. common
      stock                                1,619,659        4,449,503             --          6,069,162
                                          ----------      -----------       --------       ------------

        Total Investments                  5,326,613        4,449,503             --          9,776,116
                                          ----------      -----------       --------       ------------

  Receivables:
    Overpayment                                   --               --          4,757              4,757
    Participant contributions                     --               --         25,524             25,524
    Employer contributions                   189,945          274,400             --            464,345
                                          ----------      -----------       --------       ------------

      Total Receivables                      189,945          274,400         30,281            494,626
                                          ----------      -----------       --------       ------------

      Total Assets                         5,516,736        4,812,891         61,866         10,391,493

LOANS PAYABLE                                     --       (1,886,360)            --         (1,886,360)

INTEREST PAYABLE                                  --         (157,384)            --           (157,384)

DISTRIBUTIONS PAYABLE                             --               --             --                 --

PENDING FUND TRANSFERS                       118,254          (56,388)       (61,866)                --
                                          ----------      -----------       --------       ------------

NET ASSETS AVAILABLE FOR
  BENEFITS                                $5,634,990      $ 2,712,759       $     --       $  8,347,749
                                          ==========      ===========       ========       ============

   The accompanying notes are an integral part of these financial statements.

                             EAGLE BANCSHARES, INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       FOR THE YEAR ENDED MARCH 31, 2001
--------------------------------------------------------------------------------




                                                                  Non-
                                            Participant       Participant
                                             Directed           Directed           Total
                                            -----------       -----------       -----------
ADDITIONS TO NET ASSETS:
  Investment income                         $        --       $    82,811       $    82,811
  Net appreciation (depreciation) in
    current value of investments               (521,051)         (638,278)       (1,159,329)
                                            -----------       -----------       -----------

      Total Investment Income (Loss)           (521,051)         (555,467)       (1,076,518)
                                            -----------       -----------       -----------

  Participant Contributions                     893,286                --           893,286
                                            -----------       -----------       -----------

  Employer Contributions:
    Employer match                              259,762                --           259,762
    ESOP contribution                                --           337,856           337,856
    Forfeitures                                 (33,188)          (20,498)          (53,686)
                                            -----------       -----------       -----------

      Total Employer Contributions              226,574           317,358           543,932
                                            -----------       -----------       -----------

      Total Additions                           598,809          (238,109)          360,700
                                            -----------       -----------       -----------

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants               1,308,376           420,517         1,728,893
  Interest expense                                   --           124,481           124,481
                                            -----------       -----------       -----------

      Total Deductions From Net Assets        1,308,376           544,998         1,853,374
                                            -----------       -----------       -----------

NET INCREASE (DECREASE)                        (709,567)         (783,107)       (1,492,674)

NET ASSETS AVAILABLE FOR
  BENEFITS:
    Beginning of Year                         5,634,990         2,712,759         8,347,749
                                            -----------       -----------       -----------

    End of Year                             $ 4,925,423       $ 1,929,652       $ 6,855,075
                                            ===========       ===========       ===========


   The accompanying notes are an integral part of these financial statements.

                             EAGLE BANCSHARES, INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       FOR THE YEAR ENDED MARCH 31, 2001
--------------------------------------------------------------------------------




                                                                  Non-
                                            Participant       Participant
                                             Directed          Directed            Total
                                            -----------       -----------       -----------
ADDITIONS TO NET ASSETS:
  Investment income                         $   126,806       $   146,249       $   273,055
  Net appreciation (depreciation) in
    current value of investments                294,173          (169,361)          124,812
                                            -----------       -----------       -----------

      Total Investment Income (Loss)            420,979           (23,112)          397,867
                                            -----------       -----------       -----------

  Participant Contributions                     812,421                --           812,421
                                            -----------       -----------       -----------

  Employer Contributions:
    Employer match                              265,746                --           265,746
    ESOP contribution                                --           274,903           274,903
    Forfeitures                                 (35,465)          (41,485)          (76,950)
                                            -----------       -----------       -----------

      Total Employer Contributions              230,281           233,418           463,699
                                            -----------       -----------       -----------

      Total Additions                         1,463,681           210,306         1,673,987
                                            -----------       -----------       -----------

DEDUCTIONS FROM NET ASSETS:
  Administrative fees                            14,453               295            14,748
  Benefits paid to participants               1,287,541         1,053,220         2,340,761
  Interest expense                                   --           153,400           153,400
                                            -----------       -----------       -----------

      Total Deductions From Net Assets        1,301,994         1,206,915         2,508,909
                                            -----------       -----------       -----------

      Net increase (decrease) prior to
        interfund transfers                     161,687          (996,609)         (834,922)

INTERFUND TRANSFERS                                 424              (424)               --
                                            -----------       -----------       -----------

NET INCREASE (DECREASE)                         162,111          (997,033)         (834,922)

NET ASSETS AVAILABLE FOR
  BENEFITS:
    Beginning of Year                         5,472,879         3,709,792         9,182,671
                                            -----------       -----------       -----------

    End of Year                             $ 5,634,990       $ 2,712,759       $ 8,347,749
                                            ===========       ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                             EAGLE BANCSHARES, INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------




1.       DESCRIPTION OF PLAN

         The following description of the Eagle Bancshares, Inc. 401(k) Savings and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

         The Plan is a defined contribution plan and employee stock ownership plan covering all employees of Eagle Bancshares, Inc., Tucker Federal Savings and Loan Association, Eagle Service Corporation, and their affiliates (the "Company"), with one year of service, one thousand hours of service in the Plan year, and who are age twenty-one or older. The Plan is administered by an Administrative Committee and Trustees. Committee members, who are employees of the Company, are designated by the Board of Directors of Eagle Bancshares, Inc. (Bancshares), the parent company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Effective April 1, 2000, the Plan was amended and restated to comply with various new laws and was renamed the Eagle Bancshares, Inc. 401(k) Savings and Employee Stock Ownership Plan.

CONTRIBUTIONS

         For the years ended March 31, 2001 and 2000, employees could contribute to the participant directed portion of the Plan an amount up to twenty-five percent of their compensation, not to exceed the Federal limits established in the Internal Revenue Code, which is approximately $10,000, and is subject to certain other limitations. In 2001 and 2000, the Company matched 50% of the smaller of the employee's contributions or 6% of the employee's compensation. Both the matching percentage and the percentage of employee's compensation is discretionary and can be adjusted by the Board of Directors of the Company each year.

                             EAGLE BANCSHARES, INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------




         The Company may also contribute to the non-participant directed portion of the Plan an amount from its current or accumulated net profits that is determined annually at the discretion of the Company's Board of Directors. The Company's contributions for the Plan years ending March 31, 2001 and 2000 were approximately $376,000 and $275,000, respectively.

         The non-participant directed portion of the Plan operates as a leveraged employee stock ownership plan (ESOP) and is designed to comply with
Section 4975(e)(7) of the Internal Revenue Code of 1986 and the regulations thereunder. It is also subject to the applicable provisions of ERISA.

PARTICIPANT ACCOUNTS

         Each participant's directed account is credited with participant voluntary contributions, the Company's matching contribution, and earnings of their directed account. Participants having 1,000 or more hours of service during the Plan year and who are employed on the last day of the Plan year have an ESOP account which is credited with the Company's ESOP contribution and dividend income. The ESOP contribution is allocated in the same proportion that the annual compensation for each participant bears to the total annual compensation paid to all participants for the Plan year. Dividends are allocated based on the number of shares owned by each participant's ESOP account.

         The Company's ESOP contributions and dividend income are used by the Trust to reduce the principal balance of any outstanding ESOP loan. As such, an amount of Eagle Bancshares stock equal in value to such ESOP contributions and dividend income is allocated to each participant's ESOP account.

         The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Forfeitures for the years ended March 31, 2001 and 2000 were $53,686 and $76,950, respectively. As of March 31, 2001, all persons who had elected to withdraw from the Plan had been paid. At March 31, 2001, approximately 50% of the Plan's participants were making contributions to the Plan.

                             EAGLE BANCSHARES, INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------




         All Eagle Bancshares stock held in the Trust shall generally be voted by the Trustees. However, each participant may direct the Trustees as to the exercise of any voting rights attributable to shares then allocated to participant directed and non-participant directed Eagle Bancshares accounts. As a matter of practice on all shareholder voting matters, the Trustees solicit instruction from participants.

INVESTMENTS

         For the plan year ending 2001, participants direct their voluntary contributions and the employer matching contributions into eight investment options, which may be changed daily.

         For the plan year ending 2000, participants directed their voluntary contributions and the employer matching contributions into five investment options, which may have been changed quarterly.

VESTING

         Participants are immediately vested in their voluntary contributions plus earnings thereon. Participants become fully vested in Company contributions and earnings thereon after six years of service with the Company. Vesting begins with two years of service and continues on a sliding scale through the sixth year.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will automatically become 100% vested in Company contributions.

BENEFIT PAYMENTS

         Upon termination, retirement, death or disability, participants may elect to have their account balance paid in a lump sum, in installments, or to defer commencement of benefit payments. If employment is terminated during the Plan year for reasons other than normal retirement or death and the participant's account balance is $5,000 or less, a lump sum payment of the account balance will be made during the Plan year in which the event occurs or as soon thereafter as is reasonably practical.

                             EAGLE BANCSHARES, INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------




2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         The Plan's investments are stated at fair value. Shares of registered investment companies owned in the Plan are valued at their net asset value, which is based on quoted market prices of the securities held by the registered investment company.

         As of March 31, 2001 and 2000, Bancshares stock was recorded by the Plan at a fair value of $14.02 and $16.75 per share, respectively. Fair value is determined by its quoted market price.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The majority of administrative expenses for the Plan are paid directly by the Company.

3.       INVESTMENTS

         Except for the Eagle Bancshares Fund, all of the participant directed investments were held by Paine Webber Trust Company in 2001 and Massachusetts Mutual Life Insurance Company in 2000. The investments for 2001 are in common/collective trusts and guaranteed interest account funds. For 2000, the investments were in pooled separate account funds and guaranteed interest account funds. A description of each investment option follows:

         Investments during 2001 through Annuity Contracts with Paine Webber:

                  Guaranteed Insurance Contract Portfolio - This Fund seeks to offer stability by investing in fixed income securities, primarily insurance and bank investment contracts.

                             EAGLE BANCSHARES, INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------




                  Strategic Bond Portfolio - This Fund invests in fixed income securities such as bonds and securities of corporations and government agencies in order to preserve its capital and offer a total return in excess of industry benchmarks.

                  Balanced Portfolio - This Fund invests in a diversified range of stocks, bonds, and other fixed income securities. Asset allocation typically consists of 60% stocks and 40% bonds, although the mix can change depending on market conditions. The objective of this fund is to achieve long-term capital growth.

                  Capital Growth Portfolio - This Fund seeks to achieve long-term capital growth by investing in large capitalization securities that the investment advisor believes have the ability to produce strong earnings growth over a twelve to eighteen month period.

                  S&P 500 Index Portfolio - This Fund seeks to replicate the return of the Standard & Poor's 500 Composite Stock Price Index by investing in 450-500 common stocks issued by companies listed in the index. The Fund may also use derivative contracts designed to simulate a full investment in the index.

                  Small Company Growth Portfolio - This Fund seeks to invest in smaller market capitalization companies. The portfolio is diversified among various industries such that no single stock may exceed 10% of the total value of the portfolio.

                  Overseas Equity Portfolio - This Fund invests in a diversified range of stocks outside of the United States that it believes are undervalued. The portfolio is designed such that no single stock may exceed 5% of the total cost of the portfolio.

                  Eagle Bancshares Common Stock - Employees can accumulate capital ownership through investments in the publicly traded shares of Eagle Bancshares, Inc. In July 2001, the Company announced that it was indefinitely discontinuing dividend payments on its common stock.

                             EAGLE BANCSHARES, INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------




         Investments during 2000 through Annuity Contracts with Massachusetts
         Mutual:

                Guaranteed Interest Fund II - This Fund guarantees a fixed rate of return to participants. The Fund's portfolio is composed primarily of high quality, fixed income investments including public bonds, private placements, commercial mortgage loans, and short-term investments.

                Balanced Fund (Separate Investment Account M) - This account seeks to achieve a high total rate of return over an extended period of time consistent with the preservation of capital values during periods of adverse market conditions. The separate account purchases shares of Mass Mutual Balanced Fund - a mutual fund which invests primarily in a mix of fixed-income and equity securities and money market investments. Asset allocation targets are 45% to 65% stocks, 10% to 25% bonds, and 10% to 45% cash. As economic and financial market conditions change, the allocations within the ranges are adjusted to take advantage of the changing conditions.

                Core Equity Fund (Separate Investment Account A) - This account seeks to achieve long-term growth of capital and income by constructing a portfolio of companies of superior investment quality selling at discounted valuation levels. The separate account purchases shares of Mass Mutual Value Equity Fund - a mutual fund which invests primarily in common stocks of larger well-established companies with market capitalizations in excess of $2 billion and a history of operations of five years or more.

                International Equity Fund (Separate Investment Account I) - This account purchases shares of Mass Mutual International Equity Fund - a mutual fund which invests in a diversified portfolio of common stocks of companies domiciled in foreign countries and the United States. The Fund generally has 75% of its assets invested in foreign countries in industries that are expected to experience above average rates of growth over the long term. The Fund is diversified by country and industry group to moderate risk.

                Eagle Bancshares Fund - This Fund allows the employees to accumulate capital ownership through investments in the publicly traded shares of Eagle Bancshares, Inc.

                             EAGLE BANCSHARES, INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------




         Non-participant directed investment in Bancshares stock is through the ESOP. At March 31, 2001 and 2000, the market value of unallocated shares of Bancshares stock was $1,109,000 and $1,435,000, respectively.

4.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by letter dated May 2, 2001, that the Plan is qualified under the appropriate sections of the Code.

5.       LOANS PAYABLE

         In 1998, the Plan entered into a $2,000,000 term loan agreement with Bancshares. The loan bears interest at a rate of 8.50% due annually and matures in 2008. The proceeds of the loan were used to purchase Bancshares common stock. As the loan is repaid with Bancshares contributions, shares of the stock are allocated to participant accounts. Unallocated shares are used as collateral for the loan.

                             EAGLE BANCSHARES, INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          #58-0674574        PLAN #002


                                 MARCH 31, 2001
--------------------------------------------------------------------------------



Form 5500 - Schedule of Assets Held for Investment Purposes:

Identity of Issue                                Description                      Current Value
-----------------                                -----------                      -------------

Balanced Portfolio of the PW Trust
  Company Pooled Trust                         16,462.639 units                    $   668,297

Capital Growth Portfolio of the PW
  Trust Company Pooled Trust                    6,071.681 units                        167,712

GIC Portfolio of the PW Trust
  Company Pooled Trust                         33,156.246 units                        814,417

S&P 500 Index Portfolio of the PW
  Trust Company Pooled Trust                   65,594.154 units                        880,733

Overseas Equity Portfolio of the PW
  Trust Company Pooled Trust                   30,196.218 units                        658,036

Small Company Growth Portfolio of
  the PW Trust Company Pooled Trust             2,421.848 units                        142,221

Strategic Bond Portfolio of the PW
  Trust Company Pooled Trust                    1,130.414 units                         18,582

Eagle Bancshares, Inc. Common Stock               324,400 shares of common
                                                   stock                             4,660,037
                                                                                   -----------

Total Investments                                                                  $ 8,010,035
                                                                                   ===========

                          INDEPENDENT AUDITOR'S CONSENT





To The Administrative Committee of the
     Eagle Bancshares, Inc. 401(k) Savings
     and Employee Stock Ownership Plan

        We consent to the inclusion of our report dated August 24, 2001 on the audit of the financial statements of the EAGLE BANCSHARES, INC. 401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN as of March 31, 2001 and 2000, and for the years then ended in the issuance of the Plan's 2001 11-K.



     /s/ Windham Brannon, P.C.

Atlanta, Georgia
September 27, 2001